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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For July 12, 2005

Commission file number:   000-50376

Northern Canadian Minerals Inc.

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes

                 No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes

                 No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Canadian Minerals Inc.

(Registrant)

“Peeyush Varshney”

Date:   July 12, 2005

____________________________________

Peeyush Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 - 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

July 12, 2005

Item 3.

Press Release

Issued on July 12, 2005, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce that it has entered into an agreement with Bullion Fund Inc. ("Bullion"), an Alberta corporation, acting as agent for certain legal and beneficial owners, pursuant to which it has acquired an undivided 90% working interest in and to eight mineral claims (the Snowshoe, Harrison Peninsula and Pow Bay claims) covering 19,172 hectares located in and around the Athabasca basin in Saskatchewan, twenty-six 20 acre claims (the "Carol R Mine Claims") and twenty 20 acre claims (the "Holiday Mine Claims") all located in Mineral County, Nevada, and eighty 20 acre claims (the "Green Monster Mine Claims") located in Clark County, Nevada (the Carol R Mine Claims, Holiday Mine Claims and Green Monster Mine Claims collectively referred to as the "Nevada Properties").

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Hari Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 - 925 West Georgia St.

Suite 1304 - 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 12th day of July 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

July 12, 2005

Contact:

Investor Relations

                                                                    (No.2005-07-01)

Phone (604) 684-2181

info@varshneycapital.com

Northern Canadian Acquires Portfolio of Uranium Claims Located in Saskatchewan and Nevada

Vancouver, British Columbia, July 12, 2005 - Northern Canadian Minerals Inc. (TSX-V - NCA) (the "Company") is pleased to announce that it has entered into an agreement with Bullion Fund Inc. ("Bullion"), an Alberta corporation, acting as agent for certain legal and beneficial owners, pursuant to which it has acquired an undivided 90% working interest in and to eight mineral claims (the Snowshoe, Harrison Peninsula and Pow Bay claims) covering 19,172 hectares located in and around the Athabasca basin in Saskatchewan, twenty-six 20 acre claims (the "Carol R Mine Claims") and twenty 20 acre claims (the "Holiday Mine Claims") all located in Mineral County, Nevada, and eighty 20 acre claims (the "Green Monster Mine Claims") located in Clark County, Nevada (the Carol R Mine Claims, Holiday Mine Claims and Green Monster Mine Claims collectively referred to as the "Nevada Properties").  Under the terms of the purchase agreement, Bullion will retain an undivided 10% working interest in and to the claims which will be "carried" in all respects through the completion of a feasibility study (as that term is defined in National Instrument 43-101) and a public announcement by the owners that they intend to place the claims into commercial production.

The consideration agreed to be paid by the Company to purchase the interests described above is as follows:

(a)

$100,000 cash payable in the following instalments:

(i)

$40,000 following execution of the purchase agreement (paid);

(ii)

$10,000 within five days of the Closing Date;

(iii)

$25,000 on or before the date that is three months after the Closing Date; and

(iv)

$25,000 on or before the date that is six months after the Closing Date.

(b)

$200,000 to be paid by the issuance of 500,000 common shares (the "Consideration Shares") in the capital of the Company within five days of the Closing Date.

The purchase agreement contains an adjustment provision to the purchase price in the event that the weighted average trading price of the Company's common shares as traded over the TSX Venture Exchange (the "Exchange') over the two week period immediately proceeding the six month anniversary (the "Six Month Anniversary") of the date the Exchange accepts the transaction (the "Deemed Price") is less than $0.40 per share, such that based on the Deemed Price, if the deemed value of the Consideration Shares is less than $200,000, the Company will pay Bullion in cash within five days of the Six Month Anniversary a sum equal to the difference between the deemed value of the Consideration Shares and $200,000.

The parties have agreed to negotiate in good faith to enter into a joint venture agreement in respect of the claims no later than six months after the Closing Date.

The purchase agreement is subject to the acceptance of the Exchange.  The Closing Date is to be five days after the Exchange issues a bulletin accepting the purchase agreement for filing.

The Company will pay a finder's fee to Mr. Marek Kreczmer equal to 10% of the purchase consideration upon closing of the transaction.  The $30,000 fee will be satisfied by the issuance of 150,000 common shares in the capital of the Company at a deemed price of $0.20 per share.  All securities issued pursuant to this transaction will be subject to a 4 month hold period.

Saskatchewan Properties

The Snowshoe, Harrison Peninsula and Pow Bay mineral claims are located on Wollaston Lake in northern Saskatchewan at the eastern extremity of the Athabasca Basin which is the source of 32% of current world production of uranium.  The Company has staked two additional claims in the area of mutual interest which will be included in the property package (the Saskatchewan properties collectively referred to as the "Athabasca Properties").

The Athabasca Properties cover 22,162 hectares adjoining property held by Cameco Corp. which covers five economic deposits of uranium, four of which are past producers ( Rabbit Lake mine and Collins Bay A, B and D) and one that is in current production (Eagle Point mine). These deposits are related to the unconformity at the base of the Athabasca Group formations where it is disrupted by thrust faulting.

The main fault structure, the Collins Bay Fault, controlling the known deposits on Cameco ground projects on to the Athabasca Properties. The Company believes it is this feature that makes the Company's ground highly prospective for economic deposits of uranium.

The Collins Bay Fault is the main controlling structure for four economically significant uranium deposits, the Collins Bay A, B and D deposits, and Eagle Point mine.

The Collins Bay A deposit occurs on the Athabasca unconformity. It has been mined out by open pit methods and has produced 169 million pounds of uranium ("U3O8") (current gross value about $ 5 billion) from ore grading 5.68%U3O8.

The Eagle Point mine lies entirely within basement rocks beneath a now-eroded Athabasca unconformity. Uranium ore with simple mineralogy occurs within numerous vein structures in the hanging wall of the main fault. They occur to at least 460 metres below the Athabasca unconformity. Ore with an average grade of about 1.53% U3O8 is being mined by underground methods. Production to date plus current reserve/resources is in the order of 64 million pounds of U3O8.

The southeast end of the Snowshoe block is 7 km northeast of the producing Eagle Point uranium mine; the Harrison Peninsula claim is 5 km east of the Eagle Point mine and the Pow Bay claim is 5 km ENE of the formerly producing Rabbit Lake mine.

The Pow Bay claim lies partially on the easterly projection of the Rabbit Lake Fault which is one of the controlling structures at the now mined out Rabbit Lake mine. The Rabbit Lake mine produced 41 million pounds of U3 O8 from ore grading 0.27 %U3 O8; the ore was hosted by basement rocks between 0 and 200 metres below the Athabasca unconformity.

Nevada Properties

The Nevada Properties are comprised of three uranium project areas in south western Nevada. All three areas have highly anomalous uranium concentrations in grab samples.

Holiday Mine Claims, Mineral County

An albitatite dike intrudes into a quartz monzonite stock. The contact between these two rock types is faulted and hosts the radioactive mineralization.  Selected grab samples contain up to 0.22% U3 O8 and 0.85% ThO2 .

Green Monster Mine Claims, Clark County

This is a primarily lead-zinc mine with highly anomalous uranium content. A 5 ton bulk sample contain 1.09 % U3 O8 was collected in 1951. Individual samples contain as much as 10.5 % U3 O8 .

Carol R Mine Claims, Mineral County

Selected uranium samples contain as much as 0.94% U3 O8.  The uranium mineralization is located along the metasedimentary/felsic intrusive contact.

Mr. Peeyush Varshney, the Company's President, stated "We decided to diversify the Company's asset base and have been searching for opportunities in the uranium sector for some time.  We are excited about this acquisition.  Earlier in the year, uranium producers experienced a market correction, however we feel they have now emerged from that correction and are entering a renewed growth period.  We believe that the demand for uranium is going to rise and will outpace existing stockpiles and sources of supply, such that any new discoveries will merit strong attention.  A recent (July 4, 2005) article in the Globe & Mail relating to growing Chinese demand for uranium stated that according to a report by the Asia Pacific Foundation of Canada, industry experts are forecasting a global uranium shortage of 45,000 tonnes over the next decade.

The Company's Saskatchewan property package straddles the Collins Bay Fault which is the main controlling structure for four economically significant uranium deposits, the Collins Bay A,B and D deposits, and Eagle Point mine. The mines have produced nearly 230 million pounds of U3 O8 from a high grade ore typical of Saskatchewan uranium mines. Our claims are within several kilometres of these mines and accordingly we intend to aggressively focus our exploration activities on the Athabasca Properties.  We intend to continue searching for uranium exploration properties and to add expertise to our management team."

ON BEHALF OF THE BOARD OF DIRECTORS

NORTHERN CANADIAN MINERALS INC.

"Peeyush Varshney"

Peeyush Varshney
President